Exhibit 21

Subsidiaries of China United Services, Inc.

ZLI Holdings Limited - Hong Kong
Zhengzhou Lian Hengfu Consulting Co., Ltd. – PRC
Henan Law Anhou Insurance Agency Co., Ltd. (consolidated affiliate) - PRC
Sichuan Kangzhuang Insurance Agency Co. Ltd. - (conolidated affiliate) - PRC
Jiangsu Law Insruance Broker Co., Ltd. - (consolidated affliliate) - PRC